Exhibit 4.6
Glamis Gold Ltd.
Reno, Nevada
Ladies and Gentlemen:
Re: Registration Statement on Form F-80
With respect to the subject registration statement, we acknowledge our awareness of the incorporation be reference therein of our compilation report relating to the pro forma balance sheet of Glamis Gold Ltd. as at December 31, 2005 and the pro forma statement of operations for the year ended December 31, 2005, and our comments for United States readers on differences between Canadian and United States reporting standards, both dated March 24, 2006.
We are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for the compilation report and comments because they are not considered a “report” or a “part” of a registration statement prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.
Very truly yours,
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
May 3, 2006